Exhibit 99.1

Letter to the CEO of Bluerock Residential Growth REIT, Inc. dated March 18, 2019.

Harbert Special Opportunity Fund, LP 2100 3rd Avenue North, Suite 600 Birmingham, Alabama 35203 t. 205-987-5500 / f. 205-987-5568 www.harbert.net

Via Electronic Mail

March 18, 2019

Mr. Ramin Kamfar

President, Chief Executive Officer and Chairman of the Board of Trustees

Bluerock Residential Growth REIT, Inc.

712 Fifth Avenue, 9th floor

New York, NY 10019

Dear Mr. Kamfar,

Harbert Special Opportunity Fund (“HSOF”) owns 5.56% of Bluerock Residential Growth REIT’s (“BRG” or “Bluerock” or “Company”) common shares, and we are your third-largest shareholder. Over the past six months, we have made two offers to acquire 100% of the outstanding capital stock of BRG, both at a significant premium to its 100-day moving average. As you are aware, we rescinded our second offer of $12.25 per share after the Board summarily rejected it. Since then, our efforts to engage and collaborate with the Company and its Board ultimately have been dismissed. As we have previously stated – and as the third-largest holder of Company common stock – we do not think that the “just say no” posture of the Board is in the best interest of shareholders. While our ultimate goal is to own Bluerock, the Board’s refusal to respond to multiple, bona-fide offers demonstrates that the only objective way to determine the best path to create shareholder value is through a comprehensive strategic review of the Company, including consideration and analysis of a sale process. For these reasons, we hereby formally request that the Board immediately hire a nationally recognized investment bank and commence a comprehensive strategic review.

You and your team have created a high-quality portfolio of multifamily real estate holdings. Despite the recent positive underlying operating performance of these best-in-class assets, the intrinsic value of the real estate has not translated into consistent value appreciation for your shareholders.

Since the March 28, 2014 initial public offering (“IPO”), BRG has generated an annual total return for common shares of 2.21% compared to the MSCI US REIT Index (RMZ) of 8.63%, which represents 6.42% of underperformance per year and 39.03% in aggregate1. Compared to a sub-group of REITs similar to BRG2, the underperformance is worse. This aggregate group has generated 13.95% annual total return, which for BRG common shareholders equates to 11.74% annual underperformance and 78.90% in aggregate underperformance3. These numbers are particularly striking because this underperformance has happened during the golden age of multifamily property value appreciation in the Sunbelt real estate markets. The chart below demonstrates the underperformance against two different multifamily REIT comparable groups, measured over a multi-year period rather than a snapshot in time.

[1]	Bloomberg as of February 28, 2019
[2]	AVB, EQR, ESS, MAA, UDR, CPT, AIV, IRT, IRET, APTS, NXRT, and BRT
[3]	Bloomberg as of February 28, 2019

Bluerock Common Shares Have Underperformed Core Market-Focused Apartment REITs and Secondary

Market-Focused Apartment REITs 4,5,6

It has become increasingly evident that the public markets will not ascribe the appropriate valuation we believe Bluerock’s assets inherently warrant as a result of the Company’s structural challenges, management’s conflicts of interest, and limited liquidity for the common shares.

From a structural perspective, BRG is overly leveraged, complex, and suffers from a high general and administrative expense drag for a public REIT, which makes it unlikely that BRG’s common stock will appreciate meaningfully from here. The outlier amount of leverage and such a high percentage of mezzanine and preferred assets deters a significant universe of investors. Historically, REITs in BRG’s position are seldom rewarded with an adequate equity multiple and are often forced to make financing decisions that are dilutive and punitive to shareholders. The result is chronic underperformance.

Among publicly traded multifamily REITs, BRG has one of the highest mortgage debt to asset ratios. Exacerbating the challenge of this high amount of leverage, BRG has $578 million of preferred stock outstanding. Taking the mortgage debt and preferred stock together, BRG’s equity is 84.8% leveraged to total capitalization and 91.27% leveraged to total assets. No other multifamily REIT approaches BRG in terms of its leveraged capital structure. BRG is also an outlier with its excessive and prolonged issuance of the Series B Redeemable Preferred Stock (“Series B Preferred”) structure. Moreover, BRG’s mezzanine and preferred assets represent 12.5% of total assets7 compared to the peer group average of 0.40% of assets. Not only does this high percentage of mezzanine and preferred assets complicate the valuation for public market investors, but it also threatens the sustainability of net income as the reinvestment opportunity for these types of assets has diminished over the past few years. Also of concern, BRG is demonstrating a trend of restructuring certain preferred assets that are underperforming with lower current yields.

[4]	Cored Market-Focused REITs: EQR, AVB, ESS, UDR, AIV, and CPT
[5]	Secondary Market-Focused REITs: MAA, BRG, APTS, IRT, NXRT, and BRT
[6]	Bloomberg as of February 28, 2019
[7]	Calculated using management minutes from BRG’s 4Q18 earnings call and total assets as sourced from BRG’s balance sheet as of December 31, 2018

Trailing Twelve Month General and Administrative Expenses as a Percentage of LTM Average Market Capitalization & Comparison of Bluerock to Multifamily REIT Peer 2-Year Total Return8,9

There are signs that some of these structural impediments to value creation for common shareholders are worsening. The Series B Preferred program causes a mismatch in cash flows, creates a complex web of related party transactions and is an expensive, dilutive, and suboptimal form of financing. The current highly competitive acquisition environment limits opportunity for material accretive net operating income (“NOI”) growth, and Bluerock’s constant capital raising activity pushes it towards the “least bad” deal each quarter. Through this financing structure, common shareholders have witnessed a massive transfer of value to the Series B Preferred holders, and with $306 million of Series B Preferred value outstanding, common shareholders could experience >100% dilution. Such significant issuance poses excessive risk, in our opinion, while placing a ceiling on upside for the common shares.

Compounding the problems, BRG’s common shares trade at 27% of the average daily volume compared to multifamily REIT peers10. This illiquidity is unlikely to improve for the foreseeable future, further limiting efficient pricing. Additionally, BRG has a low probability of joining a REIT index in the foreseeable future.

With all these genuine challenges, it should be unsurprising that over the past five years BRG has traded at an average 27.4% discount to Wall Street consensus net asset value compared to its peers, which have traded at an average discount of 8.1%11. For this metric, BRG has traded below the bottom quartile of public multifamily REITs.

[8]	Pricing Information sourced from SNL Financial as of February 28, 2019
[9]

Market Capitalization is the aggregate market capitalization of all issues of common equity whether traded or non-traded; G&A expense primarily includes executive compensation, benefits and travel expenses as well as costs of being a public company, including certain legal costs, audit fees, regulatory fees, and certain other professional fees

[10]	Bloomberg as of February 28, 2019
[11]	Net Asset Value reflects consensus analyst estimates

Multifamily REITs – Premium / (Discount) to Net Asset Value

Bluerock Shares Trade at a Much Steeper Discount to Net Asset Value Compared to Peers12,13

Bluerock’s structural issues cannot be fixed by strong same store performance and/or the realization of the value add program, and the Series B Preferred shares pose more risk than benefit. The various disclosures around related party transactions and conflicts of interest only deepen these problems. Given the Board’s historical and continued acceptance of these patent impediments to value creation, we have no confidence that the Board or management has any desire to satisfactorily address these problems, which is why any reasonable investor knows that a sale is the most value maximizing outcome for shareholders.

Private equity buyers can immediately lower general and administrative expenses, accelerate the value-add strategy, and extract value through optimizing the capital structure. These strategies cannot be accomplished with a similar efficacy and certainty in the public REIT structure. Given these compelling return drivers and BRG’s high-quality asset portfolio, we believe an honest market check would reveal significant interest from multiple parties willing to pay a price that the public markets will never provide. It is clearly in the best interests of BRG shareholders to consider a sale of the Company to a private investor as an alternative to management’s business plan, which appears to be the pursuit of questionable growth financed by expensive preferred stock that dilutes and economically punishes common stockholders and creates significant pressure on BRG’s medium to long-term financial results.

[12]	Net Asset Value reflects consensus analyst estimates
[13]	Pricing Information sourced from SNL Financial as of February 28, 2019

Bluerock Shareholders Have Seldom Been Able to Sell Shares near NAV, and BRG’s Discount to NAV Has Been Well below All Multifamily Peers over an Extended Timeframe14,15

Based on our detailed analysis of the Company and its capital structure, assets, and cash flows, as well as the aforementioned related-party transactions and likely conflicts of interests, we are convinced at this point that management’s plan is far too risky and burdensome on BRG’s long-term prospects, and that additional shareholder value can only be created and realized by a sale to a private investor that can eliminate unnecessary expenses and reform the Company’s balance sheet. We are equally convinced that a well-run process would result in a sale – to us or another party – at a significant premium to market.

The timing to consider a transaction is ideal for your shareholders. As the graphs below illustrate, multifamily values are at an all-time high and cap rates at an all-time low. A strategic auction process would transfer BRG’s assets from the impairment of the Company’s complexity, conflicts, and structure to the full valuation of the open market.

[14]	Pricing information sourced from SNL Financial as of February 28, 2019
[15]	Net Asset Value reflects consensus analyst estimates

Multifamily Properties Lead in Price Growth as Demonstrated by the U.S. Commercial Repeat Sales Index (Value Weighted)16,17

Apartment Cap Rate at All-Time Lows per the National Index of Top 54 U.S. Metros18

[16]	CoStar Portfolio Strategy as of September 2018
[17]	U.S. Composite Price Index Excluding Multifamily includes Office, Retail, and Industrial property types
[18]	CoStar Portfolio Strategy as of September 2018

The Board should not deny the Company’s owners the opportunity to receive immediate value in an amount that they are unlikely to realize if the Company remains public. As one of your largest shareholders, we would welcome the opportunity to hear objective evidence demonstrating why our proposal is not superior to continued pursuit of management’s business plan. We are confident other shareholders would equally welcome this analysis, and, therefore, we implore the Board to disclose its long-term plan to shareholders and demonstrate a compelling risk-adjusted net present value for the common shares – based on publicly available information, we simply do not see it. While we appreciate that management shares alignment with shareholders through its ownership, we are concerned that management’s compensation arrangements and potential economic conflicts of interest encourage management entrenchment and self-perpetuation, not full realization of the value of BRG’s assets free from the burden of BRG’s corporate and capital structure.

We strongly encourage the Board to run a strategic alternatives process that includes the exploration of a sale and demonstrate to your shareholders by testing the market that you are fully informed when making decisions such as the ones you made last year to summarily reject our offers. Should other shareholders agree that the Board should run a strategic review process to demonstrate a desire to be fully informed, then we encourage all shareholders to contact the Board and management directly. If the Board will not listen to us alone, we are hopeful that it will have no choice but to listen to our fellow shareholders.

Thank you for your consideration.

Sincerely,

Todd Jordan and Jack Bryant

HARBERT SPECIAL OPPORTUNITY FUND, LP

Todd N. Jordan, Managing Director of Harbert Special Opportunity Fund GP, LLC	John F. Bryant, Managing Director of Harbert Special Opportunity Fund GP, LLC